Vanguard U.S. Growth Fund

Supplement to the Prospectus and Summary Prospectus Dated
April 22, 2014

Delaware Investments Fund Advisers (one of the advisors to Vanguard U.S. Growth Fund) and members of the Focus Growth Team at Delaware Investments Fund Advisers have created a new jointly-owned firm called Jackson Square Partners, LLC (Jackson Square). Jackson Square now serves as advisor to the portion of the Fund formerly managed by Delaware Investments Fund Advisers.

Jeffrey S. Van Harte, Daniel J. Prislin, Christopher M. Ericksen, and Christopher J. Bonavico continue to serve as portfolio managers for the portion of the Fund advised by Jackson Square.

The joint venture will not result in a change in the nature or level of advisory services provided to the Fund, or an increase in the fees paid by the Fund for such services. The Fund's investment objective, strategies, and risks remain unchanged.

Prospectus and Summary Prospectus Text Changes
All references to Delaware Investments Fund Advisers are hereby changed to Jackson Square Partners, LLC.

Prospectus Text Changes
In the More on the Fund section, the following replaces the second bullet point under the heading "Investment Advisors":

-Jackson Square Partners, LLC, 101 California Street, Suite 3750,
San Francisco, CA 94111. As of March 31, 2014, Jackson Square's Focus Growth Team managed approximately $26 billion in assets.

(C) 2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 23A 052014